UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number: 333-7484

                                 INNOVA, S. de R.L. de C.V.
(Translation of registrant's name into English)

             Insurgentes Sur 694 Piso 8, Col. Del Valle  03100 Mexico, D.F. Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82         .)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. de R.L. de C.V. (Registrant)

Dated: October 28, 2005	By /s/ Carlos Ferreiro Rivas Name: Carlos Ferreiro Rivas Title: Chief Financial Officer

SKY

For Immediate Release

INNOVA, S. de R.L. de C.V.
Third Quarter 2005 Results

Subscriber Base Grows to 1,216,600

The number of gross active subscribers increased 29.1% to 1,216,600 as of September 30, 2005 from 942,500 as of September 30, 2004.

Net Revenues Increased 32.0%

Net Revenues for the third quarter of 2005 increased 32.0% to Ps. 1,588.0 million from Ps. 1,202.8 million for the same period of the prior year.

OIBDA Increased 58.5% to Ps. 694.5 MM

OIBDA for the third quarter of 2005 increased 58.5% to Ps. 694.5 million from Ps. 438.1 million in the same quarter of 2004. OIBDA margin reached a record of 43.7% versus 36.4% in the same period of last year.

New Uplink & Broadcast Facility

DTH TechCo will shutdown. Uplink & broacast service will be provided by California Broadcast Center. Technological synergies, higher quality service and cost reductions are expected.

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

Mexico City, October 24, 2005. Innova, S. de R.L. de C.V. ("Innova" or "Sky"), the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the third quarter and nine months ended September 30, 2005. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of September 30, 2005.

Subscriber Base

The number of gross active subscribers increased to 1,216,600 (including 69,200 commercial subscribers) as of September 30, 2005. This represents a 29.1% increase from 942,500 (including 54,800 commercial subscribers) as of September 30, 2004, or an increase of approximately 274,100 gross active subscribers.

We believe the increase in our subscriber base was due to the sustained growth in customer activations in response to our marketing campaigns, our high quality content, our unique exclusive events and our customer service.

In addition to the above, we also experienced growth due to new subscribers migrating from DirecTV Mexico (DTV), since from October 2004 through August 2005 we were able to migrate approximately 144,000 DTV subscribers to our platform.

The increase in our subscriber base was partially offset by subscriber cancellations. Nevertheless, we experienced a decline in the annual rate of subscriber cancellations as of September 30, 2005 as compared to the prior year.

[Chart of Gross Active Subscribers showing 738k in December 2002, 857k in December 2003, 1,003k in December 2004 and 1,217k in September 2005]

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

Programming Content

During the third quarter of 2005, Sky continued to enhance its programming content, by offering the following content and exclusive events:

  Pay-TV exclusive broadcast of certain soccer matches of the Mexican 2005 Opening Soccer Tournament;

  Exclusive live broadcast of the SUB-17 Soccer World Cup Tournament in Peru;

  Pay-TV exclusive broadcast of the NFL Sunday Ticket 2005;

  Pay-TV exclusive broadcast of certain matches of the Major League Baseball 2005 Regular Season;

  Transmission of certain matches of the Mexican Baseball League;

  Pay-TV exclusive broadcast of the US PGA and Champions Tour Golf Tournaments;

  Pay-TV exclusive broadcast of certain boxing matches, such as those of Julio Cesar Chavez, Julio Cesar Chavez Jr. and "Terrible" Morales, and

  Pay-TV exclusive broadcast of the NASCAR Nextel Cup Series.

Price and Promotions

Innova's installation fee is Ps. 749. However, under our current subscription promotion, the installation fee is Ps. 99 or Ps. 499 for those residential subscribers who agree to pay the monthly programming fee via automatic charge to a credit card or a debit card, respectively.

We continue our efforts to improve the quality of our subscriber base and the collection of subscriber fees by, among other things, encouraging new and current subscribers to pay monthly programming fees through an automatic charge to their credit or debit card.

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

Financial Review

Financial Highlights
Three and nine months ended September 30, 2005 and 2004
Statements prepared under Mexican GAAP (Unaudited)
Millions of constant Mexican Pesos as of September 30, 2005

	Three Months Ended September 30,
	2005	% Margin	2004	% Margin	Change	%
Net Revenues	1,588	100	1,203	100	385	32
Cost of Sales	423	27	337	28	86	25
Gross Profit	1,165	73	866	72	299	35
Selling	299	19	257	21	42	16
Operations	133	8	137	11	(4)	(3)
Administrative	39	2	34	3	5	15
Total Expenses	471	30	428	36	43	10
OIBDA(1)	694	44	438	36	256	58
Operating Income	448	28	249	21	199	80

	Nine Months Ended September 30,
	2005	% Margin	2004	% Margin	Change	%
Net Revenues	4,359	100	3,590	100	769	21
Cost of Sales	1,225	28	1,042	29	183	18
Gross Profit	3,134	72	2,548	71	586	23
Selling	892	20	779	22	113	15
Operations	331	8	375	10	(44)	(12)
Administrative	109	3	101	3	8	8
Total Expenses	1,332	31	1,255	35	77	6
OIBDA(1)	1,802	41	1,293	36	508	39
Operating Income	1,160	27	705	20	455	65

(1) OIBDA is defined as operating income before depreciation and amortization.

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

Net Revenues

Net revenues of Ps. 1,588.0 million for the three months ended September 30, 2005, increased by Ps. 385.2 million or 32.0% as compared to the same period of the prior year due to the sustained growth of our subscriber base and revenues from pay-per-view, primarily from non-recurring sports events broadcasted on an exclusive basis.

Net revenues of Ps. 4,359.2 million for the nine months ended September 30, 2005, increased by Ps. 768.7 million or 21.4% as compared to the same period of the prior year, primarily due to the same reasons described above.

Cost of Services and Sales

Cost of services and sales increased by Ps. 85.5 million or 25.3% to Ps. 422.8 million for the three months ended September 30, 2005 as compared to the same period of the prior year. This increase was primarily due to higher programming costs associated with our larger subscriber base, partially offset by lower programming and other US dollars denominated costs resulting from the appreciation of the peso against the US dollar.

Cost of services and sales increased by Ps. 183.9 million or 17.6% to Ps. 1,225.5 million for the nine months ended September 30, 2005, as compared to the same period of the prior year, primarily for the same reasons described above.

Operating Expenses

Total expenses of Ps. 470.7 million for the three months ended September 30, 2005, increased by Ps. 43.3 million or 10.1% as compared to the same period of the prior year, primarily due to more free special events offered to our subscribers and higher direct sales cost and promotions in order to attract and activate more subscribers, as well as higher call center and repair of equipment costs due to a larger subscriber base.

Total expenses of Ps. 1,332.0 million for the nine months ended September 30, 2005, increased by Ps. 76.4 million or 6.1%, as compared to the same period of the prior year, primarily for the same reasons described above.

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

OIBDA

OIBDA of Ps. 694.5 million for the three months ended September 30, 2005, improved by Ps. 256.4 million or 58.5%, as compared to the same period of 2004, primarily due to higher revenues, partially offset by higher cost of services and sales and operating expenses, as described above. As a result, OIBDA margin increased from 36.4% for the third quarter of 2004 to 43.7% for the third quarter of 2005.

OIBDA of Ps. 1,801.7 million for the nine months ended September 30, 2005, improved by Ps. 508.3 million or 39.3%, as compared to the same period of the prior year, primarily for the same reasons. As a result, OIBDA margin increased from 36.0% in the third quarter of 2004, to 41.3% in the third quarter of 2005.

Operating Income

Operating income improved by Ps. 199.4 million or 80.1% to Ps. 448.4 million for the three months ended September 30, 2005, as compared to Ps. 249.0 million during the same period of 2004. As a result, Operating income margin increased to 28.2% in the third quarter of 2005 as compared to 20.7% in the third quarter of 2004.

Operating income improved by Ps. 454.5 million or 64.4% to Ps. 1,159.6 million for the nine months ended September 30, 2005, as compared to Ps. 705.1 million for the same period in the prior year.

Net Income

Innova reported a net income of Ps. 331.5 million for the three months ended September 30, 2005, as compared to Ps. 136.0 million for the same period of 2004. This improvement was primarily due to: a) higher operating income as explained above, b) the decrease of interest expenses from Ps. 157.1 million in the third quarter of 2004 to Ps. 150.3 million in the third quarter of 2005 due to savings generated by the refinancing of our debt, and c) a favorable foreign exchange result, from a net loss of Ps. (57.0) million in the third quarter of 2004 to a net loss of Ps. (36.2) million in the third quarter of 2005.

Innova reported a net income of Ps. 911.6 million for the nine months ended September 30, 2005, as compared to Ps. 313.2 million for the same period in the prior year. This improvement was primarily due to the same reasons as described above.

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

The 3.4% peso appreciation versus the U.S. dollar during the first nine months of 2005 as compared to an 1.5% peso devaluation versus the U.S. dollar during the first nine months of 2004, had a positive impact in our results as explained above.

Nevertheless, future devaluations of the peso will likely affect our liquidity and results of operations, due to the fact that our indebtedness, capital expenditures, satellite and a portion of our operating costs and expenses are U.S. dollar-denominated, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

Capital Expenditures (CAPEX)

The attached table shows our CAPEX for the third quarter and nine months ended September 30, 2005 and 2004. The increase in 2005 as compared to 2004 has been mainly due to the migration of DTV subscribers as well as due to our smart card changeover process that we are currently undertaking.

Millions of U.S. Dollars
	3Q	YTD
2005	19.0	82.2
2004	18.1	48.6

Recent Developments

On October 2005, DirecTV Latin America ("DTVLA") announced that it would shutdown DTH TechCo Partners in Miami, the company that provides Innova with uplink and broadcast services. The shutdown is expected to occur during the second quarter of 2006.

Simultaneously, we have entered into a technical services agreement with California Broadcast Center LLC, ("CBC") a wholly-owned subsidiary of DTVLA in order to receive from them the same services currently provided by DTH TechCo. Our operation at CBC is expected to begin in the second quarter of 2006.

With this change, Innova will benefit from technological synergies with DirecTV DTH platforms, higher quality service as well as cost reductions in these operations.

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

In September 2005, we launched the "Multiple Box" concept, which allows current and new subscribers to have up to 4 set up boxes in their homes with independent programming on each TV.

The installation fee is based on the number of set up boxes and the method of payment chosen by the subscriber. The monthly cost is integrated by a programming fee plus a rental fee per each set up box. We believe this new offering will allow us to compete more effectively against cable operators in the Mexican Pay-TV market.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), News Corporation, a Delaware corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation. For more information, please visit www.sky.com.mx.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com

News Corporation, is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

Liberty Media International, Inc. owns interests in broadband distribution and content companies operating outside the U.S., principally in Europe, Asia and Latin America. For more information, please visit www.libertymediainternational.com.

 SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding our expectation to begin receiving services from CBC in the second quarter of 2006 and the impact of changes to foreign currency exchange rates should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Carlos Ferreiro
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx

Juan Carlos Muñoz
Head of Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658
jmunoz@sky.com.mx

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (Unaudited)
For the three and nine months ended September 30, 2005 and 2004
Statements prepared under Mexican GAAP
(Thousands of Mexican Pesos in purchasing power as of September 30, 2005)

Three months ended September 30,	Nine months ended September 30,
2005	2004	2005	2004
Net revenues	Ps.	1,587,994	Ps.	1,202,752	Ps.	4,359,203	Ps.	3,590,542
Cost of services and sales	422,727	337,264	1,225,475	1,041,630
Gross profit	1,165,267	865,488	3,133,728	2,548,912
Operating expenses:
Selling	299,016	256,262	892,136	779,359
Operations	132,825	136,908	331,444	375,379
Administrative	38,882	34,258	108,454	100,822
470,723	427,428	1,332,034	1,255,560
OIBDA	694,544	438,060	1,801,694	1,293,352
Depreciation and amortization	246,135	189,027	642,137	588,279
Operating income	448,409	249,033	1,159,557	705,073
Integral cost of financing:
Interest Expense	150,328	157,134	461,784	533,351
Interest Income	(13,434)	(4,845)	(30,680)	(11,635)
Foreign exchange loss (gain) - net	36,214	57,026	(57,955)	67,074
Gain from monetary position	(52,323)	(95,777)	(103,517)	(197,935)
120,785	113,538	269,632	390,855
Special items & other expense - net	(3,966)	(837)	(22,128)	1,001
Income before taxes and minority interest	331,590	136,332	912,053	313,217
Provision for income tax	(3)	49	19	151
Minority interest	95	315	449	(155)
Net income	Ps.	331,498	Ps.	135,968	Ps.	911,585	Ps.	313,221

SKY

THIRD QUARTER 2005

INNOVA, S. DE R.L. DE C.V.

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
Statements prepared under Mexican GAAP
(Thousands of Mexican Pesos in purchasing power as of September 30, 2005)

	September 30, 2005 (Unaudited)		December 31, 2004 (Audited)
ASSETS
Cash and cash equivalents	Ps.	1,291,181	Ps.	1,725,949
Trade accounts receivable	275,532		165,254
Spare parts	54,642		17,037
Prepaid expenses and other	180,767		142,989
Total current assets	1,802,122		2,051,229
Property and equipment - net	1,869,370		1,513,398
Pas - 9 Satellite-net	1,096,665		1,200,255
Other non-current assets - net	616,193		42,212
TOTAL ASSETS	Ps.	5,384,350	Ps.	4,807,094
LIABILITIES
Senior Notes due 2007	Ps.	-	Ps.	997,970
Trade accounts payable and accruals	781,590		417,972
PanAmSat Pas-9	74,429		71,959
Due to affiliated companies and other related parties	823,789		187,914
Accrued interest	13,403		127,941
Accrued taxes	190,335		119,532
Deferred income- Pre-billed and pre-collected services	209,523		155,032
Total current liabilities	2,093,069		2,078,320
Senior Notes due 2013	3,229,500		3,402,172
Bank Loans	1,012,000		1,029,389
Seniority premiums	7,493		2,218
PanAmSat Pas-9	1,222,379		1,347,376
Total non-current liabilities	5,471,372		5,781,155
TOTAL LIABILITIES	7,564,441		7,859,475
EQUITY OWNERS' DEFICIT
Social Parts	6,770,044		6,770,044
Additional paid-in capital	182,873		182,873
Accumulated loss	(10,045,012)		(10,631,201)
Net income for the period	911,585		586,189
Excess from restatement - Inflationary effects on Balance Sheet	419		39,714
Total Equity Owners' deficit	(2,180,091)		(3,052,381)
TOTAL LIABILITIES AND EQUITY OWNERS' DEFICIT	Ps.	5,384,350	Ps.	4,807,094